Exhibit 99.1

GDF SUEZ agrees finance for 3,300 MW Brazilian hydro power plant

GDF SUEZ has agreed the finance contract for the 3,300 MW Jirau hydropower plant through its special purpose company Energia Sustentável do Brasil. The project is under construction in the north of Brazil.

The 25 year, BRL 7.2 billion (approximately €2.44 billion) loan was agreed with the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) and a pool of banks formed by Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Itaú-Unibanco and Bradesco. It will finance 68.5% of the total €3.3 billion investment in the Jirau plant. The project is part of PAC – the Brazilian Federal Government’s Growth Acceleration Program. The loan is the largest ever made by the Brazilian development bank. The funding support by BNDES and the private banks is instrumental for this type of projects which underpin the development of Brazil.

The Jirau hydropower project is part of the Madeira river complex. It is the largest power plant under construction today in Brazil, and the concession to build it was granted in 2008 to Energia Sustentável do Brasil, which is made up of GDF SUEZ (50.1%), Eletrosul (20%), Chesf (20%) and Camargo Corrêa (9.9%), who put in the lowest bid to sell 70% of the output of the future plant under a 30-year agreement with electric power distributors. This represents a turnover of €9.6 billion over 30 years, starting from 2013. The construction of Jirau started in December 2008, and the plant is expected to begin commercial operation in March 2012.

Through Tractebel Energia, GDF SUEZ is the largest private power generator in the country with around 8% of the Brazilian total installed capacity. 85% of Tractebel Energia’s total energy output comes from renewable energy sources such as hydro-electricity, wind and biomass.

About GDF SUEZ

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream and downstream. It develops its businesses (energy, energy services and environment) around a responsible growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 200,000 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

For more information about GDF SUEZ, visit www.gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA AU CAPITAL 2,259,041,838 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International: External Communications Tel: +32 2 510 7069 E-Mail: katja.damman@gdfsuez.com